                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K


  [ X ]  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
         SECURITIES EXCHANGE ACT OF 1934
         For the fiscal year ended December 31, 2000
                                   -----------------

OR

  [   ]  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
         SECURITIES EXCHANGE ACT OF 1934
         For the transition period from ________ to ________.



Commission file number             0-20348
                         -----------------



  A. Full title of the plan and the address of the Plan, if different from that of the issuer named below:

     D & K HEALTHCARE RESOURCES, INC. 401 (K) PROFIT
     SHARING PLAN AND TRUST


  B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

     D & K Healthcare Resources, Inc.
     8000 Maryland Avenue, Suite 920
     St. Louis, MO 63105

                       D & K HEALTHCARE RESOURCES, INC.

                                   FORM 11-K


                             REQUIRED INFORMATION



(a)      Financial Statements.

         Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the D & K Healthcare Resources, Inc. 401
         (k) Profit Sharing Plan and Trust as required by Form 11-K together with the report thereon of Arthur Andersen LLP, independent public accountants, dated May 25, 2001.



(b)      Exhibits.

         Exhibit 23 - Consent of Independent Public Accountants

                       D & K HEALTHCARE RESOURCES, INC.

                                   FORM 11-K

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        D & K HEALTHCARE RESOURCES, INC. 401 (K)
                                        PROFIT SHARING PLAN AND TRUST


     Date:  June 28, 2001               By:  /s/ Martin D. Wilson
            -------------                  ----------------------
                                        Martin D. Wilson, Trustee

            D&K Healthcare Resources, Inc.
            401(k) Profit Sharing Plan and Trust



            Financial Statements and Supplemental Schedules
            As of December 31, 2000 and 1999

            Together With Auditors' Report

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Trustee of the D&K Healthcare Resources, Inc.
401(k) Profit Sharing Plan and Trust:


We have audited the accompanying statements of net assets available for benefits of the D&K Healthcare Resources, Inc. 401(k) Profit Sharing Plan and Trust (the
Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and supplemental schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year), reportable transactions and nonexempt transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

St. Louis, Missouri,
 May 25, 2001

                        D&K HEALTHCARE RESOURCES, INC.
                        ------------------------------

                     401(k) PROFIT SHARING PLAN AND TRUST
                     ------------------------------------


                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                -----------------------------------------------

                          DECEMBER 31, 2000 AND 1999
                          --------------------------



                                                                              2000             1999
                                                                           ----------       ----------
ASSETS:
 Investments, at fair value                                                $3,240,612       $2,931,551
 Participant contributions receivable                                          38,545           36,754
 Employer contributions receivable                                             49,982           74,526
                                                                           ----------       ----------
       Total assets                                                         3,329,139        3,042,831

LIABILITIES:
 Refunds for excess contributions                                              46,919                -
                                                                           ----------       ----------
NET ASSETS AVAILABLE FOR BENEFITS                                          $3,282,220       $3,042,831
                                                                           ==========       ==========

        The accompanying notes are an integral part of these statements.

                        D&K HEALTHCARE RESOURCES, INC.
                        ------------------------------

                     401(k) PROFIT SHARING PLAN AND TRUST
                     ------------------------------------


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ---------------------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 2000
                     ------------------------------------



ADDITIONS:
  Participant contributions                                                                         $      574,209
  Employer contributions                                                                                   215,506
  Interest income                                                                                            6,958
                                                                                                    --------------
       Total additions                                                                                     796,673
                                                                                                    --------------
DEDUCTIONS:
  Benefits paid to participants                                                                            311,352
  Net depreciation in the fair value of investments                                                        232,957
  Administrative expenses                                                                                   12,975
                                                                                                    --------------
       Total deductions                                                                                    557,284
                                                                                                    --------------
       Change in net assets available for benefits                                                         239,389

NET ASSETS AVAILABLE FOR BENEFITS, December 31, 1999                                                     3,042,831
                                                                                                    --------------
NET ASSETS AVAILABLE FOR BENEFITS, December 31, 2000                                                $    3,282,220
                                                                                                   ===============

        The accompanying notes are an integral part of this statement.

                        D&K HEALTHCARE RESOURCES, INC.
                        ------------------------------

                     401(k) PROFIT SHARING PLAN AND TRUST
                     ------------------------------------


           NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
           --------------------------------------------------------

                          DECEMBER 31, 2000 AND 1999
                          --------------------------


1.   DESCRIPTION OF THE PLAN:
     ------------------------

The following description of the D&K Healthcare Resources, Inc. 401(k) Profit Sharing Plan and Trust (the Plan) is provided for financial statement purposes only. Participants should refer to the Plan document for more complete information.

General
-------

The Plan is a defined contribution plan established by D&K Healthcare Resources, Inc. (D&K or the Company) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan was established January 1, 1995, to offer the employees of the Company a means of saving funds, on a pretax basis, for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Participation is voluntary.

Full-time employees are eligible to participate in the Plan upon reaching age 21 and completing 30 days of regular service.

The Plan is administered by executives of D&K, with additional administrative duties performed by Pension Associates of Wausau, Inc., a third-party plan administrator. The assets of the Plan are held in a trust by Nationwide Insurance Company (Nationwide).

Contributions
-------------

Plan participants may contribute up to 20% of their annual compensation, subject to certain limitations. Contributions may be made prior to federal and certain other income taxes pursuant to Section 401(k) of the IRC.

The Company contribution is discretionary and is currently equivalent to 50% of employees' contributions up to a maximum contribution based on 6% of eligible compensation and is invested in the D&K Common Stock Fund. In January 2001, the Company contribution to the Plan for the fourth quarter of 2000 was made in the form of 2,775 shares of D&K Healthcare Resources, Inc. common stock valued at $49,982.

Investments
-----------

Participants direct contributions into any of ten investment funds. Members may change their investment elections quarterly. A description of each investment fund is provided below:

   Dreyfus A Bonds Plus
   --------------------

   For investment of contributions in a fund which invests principally in debt obligations of corporations, the U.S. Government and its agencies and instrumentalities, and major U.S. banking institutions. At least 80% of the fund's portfolio is invested in bonds rated at least A by Moody's Investor Services, Inc. or Standard and Poor's Corporation. The fund seeks the maximum amount of current income to the extent consistent with the preservation of capital and maintenance of liquidity.

   Fidelity Asset Manager
   ----------------------

   For investment of contributions in a fund which diversifies across stocks, bonds, short-term instruments and money market instruments, both in the United States and abroad. The fund has a neutral mix, which represents the way the fund's investments will generally be allocated over the long term. This mix will vary over short-term periods as fund management gradually adjusts the fund's holdings, within defined ranges, based on the current outlook for the different markets. Neutral mix: stocks 50% (can range from 30-70%), bonds 40% (can range from 20-60%), and short term/money market 10% (can range 0-50%). The fund seeks high total return with reduced risk over the long term.

   Neuberger & Berman Guardian Fund
   --------------------------------

   For investment of contributions in a fund that invests in stocks of established, high quality companies considered to be undervalued in comparison to stocks of similar companies. The fund seeks capital appreciation and current income.

   American Century:  Twentieth Century Ultra
   ------------------------------------------

   For investment of contributions in a fund that invests in the stocks of companies that demonstrate accelerating, sustainable earnings growth. The fund's management team evaluates companies based on earnings and revenue trends. The fund intends to remain fully invested in the stock market at all times. The fund seeks capital appreciation over time by investing primarily in the common stocks of medium- and large-sized companies that exhibit accelerating growth.

   Oppenheimer Global Fund A
   -------------------------

   For investment of contributions in a fund that invests in foreign and U.S. markets using a disciplined theme approach. The fund identifies key worldwide trends in order to focus on areas that the fund management believes offers some of the best opportunities for long-term growth. These trends fall into three categories of change: technological change, demographic/geopolitical change and changing resource need. The fund utilizes techniques such as hedging, borrowing money for investment in securities and short-term trading. The fund seeks capital appreciation and does not consider current income as an objective.

   Warburg Emerging Growth Fund
   ----------------------------

   For investment of contributions in a fund that invests in a portfolio of equity securities of domestic companies. The fund ordinarily will invest at least 65% of its total assets in common stocks or warrants of emerging growth companies that represent attractive opportunities for maximum capital appreciation. Emerging growth companies are small- or medium-sized companies that have passed their start-up phase and that show positive earnings and prospects of achieving significant profits and gains in a relatively short period of time. Emerging growth companies generally stand to benefit from new products or services, technological developments or changes in management and other factors and include smaller companies experiencing unusual developments affecting their market value. The Emerging Growth Fund seeks maximum capital appreciation.

   Virtuoso Guaranteed Interest Fund
   ---------------------------------

   For investment of contributions in a guaranteed return contract with a quarterly interest rate that is indexed to the Treasury Note yield. The interest earned in this contract can change quarterly if the yield on the Treasury Note index changes. The assets invested in this contract are a part of the general assets of Nationwide. In 2000, the return on this fund was 5.48%.

   Personal Portfolio Series 3 - Conservative Intermediate-Term
   ------------------------------------------------------------

   For investment of contributions in a fund which seeks to provide a balance between capital appreciation and capital preservation.

   Personal Portfolio Series 4 - Intermediate-Term
   -----------------------------------------------

   For investment of contributions in a fund which seeks to provide capital appreciation with some income.

   Nationwide Small Company Fund
   -----------------------------

   For investment of contributions primarily in equity securities of smaller companies with market capitalizations of less than $1 billion at the time of purchase.

   D&K Common Stock Fund
   ---------------------

   Company contributions to this fund are invested in the common stock of D&K. The fund may have cash on hand to meet current needs. Accounts are valued as of the last day of the plan year. This fund is not an investment option for employee contributions.

Vesting
-------

Participants are always 100% vested in the value of their contributions and the earnings thereon. Vesting of company contributions and the earnings thereon is determined based on participants' years of vesting service. Vesting service is any calendar year in which a participant was credited with one thousand hours. The vesting schedule is as follows:

                                                                   Percentage
         Years of Vesting Service                                    Vested
       -----------------------------                              ------------
                   0-1                                                  0%
                    2                                                  25%
                    3                                                  50%
                    4                                                  75%
                    5                                                 100%
       Death, disability or retirement                                100%

Payments of Benefits
--------------------

Amounts in a participant's account and the vested portion of a participant's employer contributions are distributed upon retirement, death, disability or other termination of employment. Distributions from the D&K Common Stock Fund are made in cash. Forfeitures of the nonvested amounts are used to reduce company discretionary contributions. Forfeitures in the amount of $10,626 reduced employer contributions for the year ended December 31, 2000.

Loans to Employees
------------------

Participants of the Plan may borrow funds from their accounts up to $50,000 or 50% of their vested balances, whichever is less. Loans are repayable through payroll deductions. The interest rate is determined by the prime rate on the day the loan is processed. At December 31, 2000, the range is 8.25-10.5%. The outstanding balance of loans to participants was $28,270 and $31,687 as of December 31, 2000 and 1999, respectively.

Plan Member Accounts
--------------------

Individual accounts are maintained for each plan participant to reflect the plan participant's share of the Plan's income, the Company's contribution and the plan participant's contribution.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
   -------------------------------------------

Definition of the Plan Year
---------------------------

The Plan year is a calendar year ending December 31.

Basis of Presentation
---------------------

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Administrative Expenses
-----------------------

Substantially all administrative expenses are borne by the Plan.

Valuation of Investments
------------------------

Investments in mutual funds and D&K stock are valued using publicly stated quotes as of the close of business on the last day of the plan year. All investments of the Plan are listed at unit value, as determined by Nationwide. Unit value is calculated as the appreciation/depreciation of each mutual fund based on an original index of $1.00 per unit in relation to the net asset value per each fund's market listing.

The Plan's guaranteed interest fund is included in the financial statements at December 31, 2000, at contract value, which approximates market value as reported to the Plan by Nationwide. Contract value represents the deposits less withdrawals made under the contract plus interest earned through the end of the plan year. The guaranteed interest fund has an average yield approximating the guaranteed rate of return. The guaranteed interest fund has a quarterly interest guarantee which is based on the five-year U.S. Treasury Note yield, which was 4.98% at December 31, 2000. The interest earned in this fund can change quarterly if the yield on the five-year U.S. Treasury Note index changes. Interest is credited to each participant's account.

The Plan provides for investment in various investments and investment securities which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

3. INVESTMENTS:
   ------------

The following presents investments that represent 5% or more of the Plan's net assets:

                                                                        December 31
                                                                 -------------------------
                                                                    2000           1999
                                                                 ----------     ----------
      Fidelity Asset Manager                                      $ 391,742     $  318,526
      Neuberger & Berman Guardian Fund                              433,817        424,182
      American Century:  Twentieth Century Ultra                    948,414      1,090,832
      Oppenheimer Global Fund                                       614,005        513,683
      D&K Common Stock Fund                                         498,818*       261,016*

     *Nonparticipant-directed.

During 2000, the Plan's investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                           Gains/
                                                          (Losses)
                                                         ----------
          Mutual Funds                                   $(255,530)
          Common Stock                                      22,573
                                                         ----------
                                                         $(232,957)
                                                         ==========

4. NONPARTICIPANT-DIRECTED INVESTMENTS:
   ------------------------------------

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                      December 31
                                                   ---------------------
                                                     2000         1999
                                                   --------     --------
      Net assets:
       Common stock                                $548,799     $335,840

                                                                           Year Ended
                                                                           December 31,
                                                                               2000
                                                                          -------------
        Changes in net assets:
         Contributions                                                       $214,506
         Net appreciation                                                      22,573
        Participation termination and withdrawal payments                     (23,861)
        Administrative expenses                                                  (259)
                                                                           ----------
                                                                             $212,959
                                                                           ==========

5. TAX STATUS:
   -----------

The Plan has not obtained a determination letter from the IRS, however, the Plan administrator and the Plan's counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the IRC and was tax exempt through the year ended December 31, 2000.

6. DISTRIBUTION OF ASSETS UPON TERMINATION OF THE PLAN:
   ----------------------------------------------------

D&K reserves the right to terminate the Plan, in whole or in part, at any time. In the event of termination, all amounts credited to the participant accounts will become 100% vested. If the Plan is terminated at any time or contributions are completely discontinued and D&K determines that the Trust shall be terminated, all accounts shall be revalued as if the termination date were a valuation date and such accounts shall be distributed to participants. If the Plan is terminated or contributions completely discontinued but D&K determines that the Trust shall be continued pursuant to the terms of the trust agreement, no further contributions shall be made by participants or the Company, but the trust shall be administered as though the Plan were otherwise in effect.

7. RECONCILIATION TO FORM 5500:
   ----------------------------

For the year ended December 31, 2000, the Plan had approximately $23,432 of pending distributions to participants who elected either a withdrawal or final payment of their benefits from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in accordance with generally accepted accounting principles.

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by D&K for the year ended December 31, 2000:

                                                                                Participant
                                                                                Termination
                                                               Benefits             and             Net Assets
                                                              Payable to        Withdrawal        Available for
                                                             Participants        Payments            Benefits
                                                             ------------       ----------        -------------
        Per financial statements                               $      -         $ 311,352          $ 3,282,220
        Accrued benefit payments - December 31, 2000             23,432            23,432              (23,432)
        Accrued benefit payments - December 31, 1999                  -           (43,921)                   -
                                                               --------         ---------          -----------
                         Per Form 5500                         $ 23,432         $ 290,863          $ 3,258,788
                                                               ========         =========          ===========

                                                                      SCHEDULE I





                        D&K HEALTHCARE RESOURCES, INC.
                        ------------------------------

                     401(k) PROFIT SHARING PLAN AND TRUST
                     ------------------------------------


        SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
        --------------------------------------------------------------

                            AS OF DECEMBER 31, 2000
                            -----------------------


                                                                                                         Fair
                                                                                           Cost          Value
                                                                                        -----------  -------------
Dreyfus A Bond Plus                                                                                    $    55,103

Fidelity Asset Manager                                                                                     391,742

Neuberger & Berman Guardian                                                                                433,817

Twentieth Century Ultra                                                                                    948,414

Oppenheimer Global Fund A                                                                                  614,005

Warburg Emerging Growth                                                                                    156,539

Virtuoso Guaranteed Interest*                                                                               89,888

Personal Portfolio 3 - Conservative Intermediate - Term                                                        636

Personal Portfolio 4 - Intermediate - Term                                                                     352

Nationwide Small Company Fund                                                                               23,028

Participant loans, 8.25% to 10.5%                                                                           28,270

D&K Common Stock*                                                                          $325,374        498,818
                                                                                                      ------------
                                                                                                       $ 3,240,612
                                                                                                      ============

*Also a party-in-interest.


         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II



                        D&K HEALTHCARE RESOURCES, INC.
                        ------------------------------

                     401(k) PROFIT SHARING PLAN AND TRUST
                     ------------------------------------


         SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS (a)
         -------------------------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 2000
                     ------------------------------------

                                            Purchases                              Sales
                                       --------------------   ----------------------------------------------
                                       No. of                  No. of                   Sales        Gain/
                                       Trans.       Cost       Trans.       Cost        Price       (Loss)
                                       ------     --------    --------    --------    ---------   ----------
D&K Common Stock*                         6       $236,810        4        $39,286      $21,446     $17,840

(a) Represents transactions or a series of transactions in excess of 5% of the fair value of plan assets at the beginning of the year.

*Also a party-in-interest.



         The accompanying notes are an integral part of this schedule.

                                                                    SCHEDULE III



                        D&K HEALTHCARE RESOURCES, INC.
                        ------------------------------

                     401(k) PROFIT SHARING PLAN AND TRUST
                     ------------------------------------


                 SCHEDULE G, PART III - NONEXEMPT TRANSACTIONS
                 ---------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 2000
                     ------------------------------------

                   Relationship to
                   Plan, Employer        Description of Transaction, Including                 Interest
  Identity of         Or Other        Maturity Date, Rate of Interest, Collateral    Amount    Incurred
 Party Involved   Party-in-Interest          and Par or Maturity Value               Loaned     on Loan
----------------  -----------------  ---------------------------------------------  ---------  ---------
D&K Healthcare    Sponsor            Lending of monies from the Plan to the
 Resources, Inc.                     employer (monies not timely remitted to
                                     the Plan), as follows:
                                       Deemed loan dated January 1, 1999,
                                       maturity April 7, 2000, with interest at
                                       6.0% per annum                                 $4,546       $346
                                       Deemed loan dated January 30, 1999,
                                       maturity May 17, 2000, with interest at
                                       6.0% per annum                                     47          4
                                       Deemed loan dated March 28, 1999,
                                       maturity September 7, 2000, with interest
                                       at 6.0% per annum                                  15          1
                                       Deemed loan dated April 11, 1999,
                                       maturity September 7, 2000, with interest
                                       at 6.0% per annum                                  15          1
                                       Deemed loan dated April 25, 2000,
                                       maturity September 7, 2000, with interest
                                       at 6.0% per annum                                  15          1
                                       Deemed loan dated May 9, 1999, maturity
                                       September 7, 2000, with interest at 6.0%
                                       per annum                                          15          1
                                       Deemed loan dated May 23, 1999, maturity
                                       September 7, 2000, with interest at 6.0%
                                       per annum                                          15          1

         The accompanying notes are an integral part of this schedule.